File No.:  _________________

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

IN THE MATTER OF THE APPLICATION OF

ABA RETIREMENT FUNDS
AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST

________________________

Application for an Order Pursuant to Sections 6(c) and 6(e) of
the Investment Company Act of 1940
Exempting The American Bar Association Members/MTC
Collective Trust From All Provisions of the 1940 Act Except Sections 9, and 36 through 53 of the 1940 Act and the Rules and Regulations Under Those Sections
 of the 1940 Act (Including Rule 38a-1)

July 18, 2018

ABA RETIREMENT FUNDS *
AMERICAN BAR ASSOCIATION
 MEMBERS/MTC COLLECTIVE TRUST *

*Address:	321 N. Clark Street Chicago, IL 60654

This Application (including exhibits) consists of 42 pages.

As filed with the Securities and Exchange Commission on July 18, 2018

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

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In the Matter of	:
Application for an order pursuant to Sections 6(c) and 6(e) of the Investment Company Act of 1940 exempting the American Bar Association Members/MTC Collective Trust from all provisions of the 1940 Act except Sections 9, and 36 through 53 of the 1940 Act and the rules and regulations under those sections of the 1940 Act (including Rule 38a-1)

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ABA Retirement Funds	:
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American Bar Association	:
Members/MTC Collective Trust	:
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I.
ABA Retirement Funds (“ABA RF”) and the American Bar Association Members/MTC Collective Trust (the “Collective Trust”) (collectively, the “Applicants”), do hereby apply to the Securities and Exchange Commission (the “Commission”) for an order (“Order”) of the Commission, pursuant to Section 6(c) and Section 6(e)1 of the Investment Company Act of 1940 (the “1940 Act”), exempting the Collective Trust from all provisions of the 1940 Act except Sections 9, and 36 through 53 of the 1940 Act and the rules and regulations under those Sections of the 1940 Act (including Rule 38a-1, in

1 The Applicants understand that pursuant to Section 6(e), the Collective Trust will be treated as a registered investment company for purposes of Sections 9, 36 and 37 of the 1940 Act.
Page 2 of 42 sequentially numbered pages (including exhibits)

the manner described herein) to permit certain assets invested in the Collective Trust to be “rolled over” into individual retirement accounts (“IRAs”) subject to the terms and conditions set forth herein.
ABA RF

ABA RF, an Illinois not-for-profit corporation organized by the American Bar Association (“ABA”), is the sponsor of the ABA Retirement Funds Program (“Program”).  The Program is a comprehensive retirement program that provides eligible employers and participants with tax-qualified employee retirement plans, a variety of investment options and related recordkeeping and administrative services.  The Program has been organized and operated in substantially the same legal status since 1963.  Until 1992, assets contributed to the Program were invested in group annuity contracts issued by The Equitable Life Assurance Society of the United States.  Since then, assets contributed to the Program have been invested as described below.

ABA RF, as sponsor of the Program, engages a banking institution to serve as the trustee of the Collective Trust (the “Trustee”).  The Trustee is currently Mercer Trust Company (“MTC”), a New Hampshire-chartered limited purpose trust company that is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc.  Additionally,  ABA RF engages a service provider to provide certain recordkeeping, communication and administration services, in addition to marketing services to the Program (the “Recordkeeper”).  The Recordkeeper to the Program is currently Voya Retirement Insurance and Annuity Company (“Voya Retirement”).  The Applicants intend for the relief under the requested Order to apply both to the current Trustee and Recordkeeper and to any successor Trustee or Recordkeeper that ABA RF may engage from time to time that agrees to comply with the relevant conditions of the relief requested herein.
Page 3 of 42 sequentially numbered pages (including exhibits)

Investment of Assets Contributed to the Program

The Collective Trust offers units of participation (“Units”) representing pro rata beneficial interests in its collective investment options.  The investment options offered by the Collective Trust currently consist of 22 separate sub-trusts or “funds” of the Collective Trust (each a “Fund” and collectively, the “Funds”) that act as investment options within the Collective Trust.  The Trustee may make additional separate funds of the Collective Trust (included in the defined term “Funds”) available as investment options from time to time.  The Funds offer a variety of investment strategies.    Certain Funds may from time to time invest their assets in one or more other bank-maintained collective investment trusts (“Underlying Trusts”).  If the relief requested pursuant to the Order is granted, the Applicants intend to treat investments by the Collective Trust in Underlying Trusts as themselves not causing such Underlying Trusts to be required to be registered as investment companies under the 1940 Act or causing the interests in such Underlying Trusts to be required to be registered under the Securities Act of 1933, as amended (the “1933 Act”) or the Securities Exchange Act of 1934, as amended.

In addition to investment in the Funds, assets contributed under the Program may also be invested in publicly traded debt and equity securities and shares of mutual funds through self-managed brokerage accounts.  Investments in the self-managed brokerage accounts are not held by the Collective Trust and, accordingly, are not part of this Application.

Marketing of the Program

Pursuant to an agreement between ABA RF and Voya Retirement, Voya Retirement provides marketing services to the Program, in addition to certain recordkeeping, communication and administration services.  Voya Retirement has
Page 4 of 42 sequentially numbered pages (including exhibits)

delegated to its affiliate, Voya Institutional Plan Services, LLC (“Voya Services”), responsibility for performing the services required of Voya Retirement under the agreement.  Voya Retirement, Voya Services and their affiliates are collectively referred to herein as “Voya Financial.”

Voya Financial directly distributes marketing materials on behalf of the Program and the Collective Trust to Eligible Employers (defined below).  No distributors or broker-dealers who are unaffiliated with Voya Financial are utilized.  The Program is marketed through advertising in legal periodicals, exhibiting at legal conventions and direct mail, email and phone solicitations to law firms.  Firms that indicate an interest in the services made available through the Program are assigned a regional representative who facilitates participation in the Program through telephone or on-site discussions.  The Program’s plan retention services, developed to maintain economies of scale, include the assignment of specific client service personnel to certain larger plans and the provision of plan expense reimbursement accounts by Voya Financial to a number of the largest plans participating in the Program.  The Program’s marketing and retention activities enable the Program to maintain its economies of scale, to the benefit of the plans that participate in the Program.

The Collective Trust pays a Program expense fee to Voya Financial for its services in connection with the Program.  The Program expense fee payable to Voya Financial is calculated based on the aggregate assets of the Funds plus an annual fixed cash payment.  The Funds generally bear this Program expense fee pro rata based on their respective net assets as of the time of calculation.  Voya Financial is held to certain
Page 5 of 42 sequentially numbered pages (including exhibits)

service standards applicable to the performance of recordkeeping services pursuant to its agreement with ABA RF.

In April or May of every year, each Participant is sent a Summary of Annual Disclosure Document, which is a summary of the most recent Program Disclosure Document (defined below).  In addition, at any time and upon request, each Participant can receive a copy of the most recent Program Disclosure Document, which may be distributed electronically.
Eligible Participants in the Program

Sole practitioners, partnerships (including limited liability companies) and professional corporations engaged in the practice of law may adopt the Program if they are, or at least one of their partners or shareholders, as the case may be, is a member or associate of the ABA or of certain other legal associations, such as certain state or local bar associations, that are represented in the ABA’s House of Delegates.  State or local bar associations represented in the ABA’s House of Delegates may adopt the Program for their own employees.  An organization that is not engaged in the practice of law may also be eligible to adopt the Program if it is closely associated with the legal profession, receives the approval of ABA RF and has at least one of its owners or members of its governing board as a member or associate of the ABA.  The law practices, legal associations, bar associations, other organizations and self-employed individuals that are eligible to adopt the Program are referred to in this Application as “Eligible Employers” and those that adopt the Program are referred to as “Employers.”  The term “Participants” means self-employed individuals who adopt the Program and employees of Employers.  The Program is not made available to independent contractors of Eligible Employers.
Page 6 of 42 sequentially numbered pages (including exhibits)

At the present time, the Program has been adopted by approximately 4,000 Employers, covers more than 37,000 Participants and, as of December 31, 2017,  held approximately $5.1 billion of retirement assets.

Retirement Plans

Eligible Employers electing to participate in the Program must do so through a retirement plan qualified under Section 401 of the Internal Revenue Code of 1986 (the “Code”) (a “Plan”).  All Plans in the Program meet the requirements for qualification under Section 401 of the Code.2 Investment accounts established by Participants under a Plan are referred to herein as “Plan Accounts” and the assets held in Plan Accounts are referred to as “Plan Account Assets.”  Eligible Employers may adopt pre-approved master plans under one or both of two ABA Members Plans sponsored by ABA RF or adopt their own individually-designed qualified plans.  Eligible Employers contribute Plan Account Assets to one or both of the ABA Members Plans or their own individually-designed qualified plan, as applicable, a portion of which assets are then invested indirectly in the Collective Trust.

Role of ABA RF and the Trustee

ABA RF established and maintains the ABA Members Plans in connection with the Program and, on an on-going basis, provides oversight of the Trustee and administrative and investment services.  ABA RF acts through a Board of Directors (the “Board”), which is comprised of between 10-15 volunteer attorneys selected by the members of ABA RF, who are the members of the Board of Governors of the ABA.  The

2  The ABA Members Plans are classified under Internal Revenue Service (“IRS”) procedures as “master plans” designed to allow qualified employers to establish and maintain employee benefit plans that are qualified under Section 401(a) of the Code.  The trustee of each individually designed plan must represent that such plan is qualified under Section 401(a) of the Code to be eligible to participate in the Program.
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Directors who serve on the Board of ABA RF do not receive compensation for their services but, similar to boards of directors of registered investment companies with respect to the funds they oversee, are responsible for the selection and retention of the service providers to the Program, negotiation and/or approval of the fees payable to those service providers and oversight of the service providers.  The Board is also responsible for the design and maintenance of the Program and for the corporate functions of ABA RF.  The Board relies on periodic reports from the service providers to ensure that all of the required services are carried out in accordance with the governing agreements with the service providers.  When issues arise, the Board requires that the service providers correct any deficiencies.  For example, if a valuation error were to occur with respect to the Collective Trust, the Board would require the values to be corrected and any losses restored to Plan Accounts.  The Board generally relies on each of the service providers to make sure their operations comply with law and all of the agreements between the service providers and ABA RF specifically require that the service provider comply with all applicable employee benefit, securities, banking, insurance, intellectual property and trademark laws.  In this regard, the Board monitors the service providers’ cybersecurity procedures and reviews any legal actions or regulatory agency investigations involving the service providers.  Each member of the Board is independent of the Program’s service providers and, if the law firm for which a director works provides “material” legal services to any of the service providers, the director is precluded from discussing and voting on matters relating to those service providers.  For this purpose, the term “material” means a financial or other interest that is substantial enough that it would, or
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reasonably could, affect a director’s judgment with respect to decisions involving a service provider.

The Trustee, pursuant to a contract with ABA RF, acts as the trustee of the Collective Trust, administers the Funds offered by the Collective Trust and in connection therewith exercises exclusive discretion with respect to the management of the Collective Trust, including investment matters such as the establishment and implementation of Fund investment guidelines and the selection, retention and termination of various investment advisers (“Investment Advisers”) or the commingled investment vehicles managed by them.

Purchases and sales of securities for the Funds are effected in accordance with the investment guidelines and restrictions of the Funds and/or the policies and restrictions of the underlying commingled investment vehicles in which the Funds invest, subject to monitoring and review by the Trustee.  The Trustee also receives all Plan contributions, effects investment and transfer transactions and, pursuant to directions from Voya Retirement, distributes benefits provided by the Plans.

Regulation of the Program

The Collective Trust falls within the definition of “investment company” contained in Section 3(a)(1) of the 1940 Act, but is then excluded from such definition pursuant to Section 3(c)(11) of the 1940 Act.  Section 3(c)(11) excepts from the definition of investment company “any employee’s stock bonus, pension, or profit-sharing trust which meets the requirements for qualification under Section 401 of the [Code]; . . . or any collective trust fund maintained by a bank consisting solely of assets of one or more such trusts . . . .”
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Section 3(a)(2) of the 1933 Act provides an exemption from the registration requirements of Section 5 thereof for any interest or participation in a collective trust maintained by a bank that is issued in connection with pension or profit-sharing plans that are qualified under Section 401 of the Code.3  The Commission has indicated that the Section 3(a)(2) exemption, if available, covers both the interests of participants in a plan and the interests of the plan in an investment vehicle.  See Release No. 33-6188 (Feb. 1, 1980).

By its terms, Section 3(a)(2) does not exempt a collective trust fund that includes the assets of any plan “which covers employees some or all of whom are employees within the meaning of  Section 401(c)(1) of the Code” (referred to as a “Keogh” or “H.R. 10” plan).  Employees within the meaning of Section 401(c)(1) of the Code are self-employed individuals who receive earnings from self-employment.  If a plan covers only self-employed individuals and their spouses, the plan will not be subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) (see 29 CFR 2510.3-3).  Section 3(a)(2) provides the Commission with the authority to exempt Keogh plan interests from registration.  The Commission has promulgated Rule 180 under the 1933 Act to exempt Keogh plan interests in a collective trust fund maintained by a bank from registration under the 1933 Act if, among other conditions, the employer of the

3 In 1991 and 2010, the SEC staff issued no-action letters in connection with the Program.  The no-action letters confirm that interests in the American Bar Association Members Retirement Trust (the “Master Trust”) and the American Bar Association Members Pooled Trust for Retirement Plans (the “Pooled Trust,” and collectively with the Master Trust, the “ABA Members Trusts”) need not be registered under either the 1933 Act or the 1940 Act.  See American Bar Association Members Retirement Program (avail. Dec. 31, 1991) and ABA Retirement Funds Program (avail. Jun. 7, 2010).  The ABA Members Trusts are trusts adopted by Employers when they adopt the Program.  The ABA Members Trusts generally receive Plan contributions and remit them to the Collective Trust.  The ABA Members Trusts also hold Program assets invested in publicly held securities through the self-managed accounts.  No relief is requested in this Application with respect to the ABA Member Trusts.
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participants in the Keogh plan has obtained the advice of an entity that is not a financial institution providing any funding vehicle for the plan (in this case, the Collective Trust), and is neither an affiliated person of, nor has a material business relationship with, a financial institution providing a funding vehicle for the plan.  Based in part upon representations from ABA RF and the Collective Trust that (i) the then-current trustee of the Collective Trust is the financial institution providing the funding vehicle for the Plans, (ii) ABA RF provides advice to Participants in connection with the Plans, (iii) ABA RF is a person who does not have a “material business relationship” with the then-current trustee of the Collective Trust, and (iv) the Collective Trust will cause to be delivered to the Employers at least once each year a disclosure document (the “Program Disclosure Document”) meeting certain requirements,4 ABA RF and the Collective Trust obtained assurances from the SEC staff that it would not recommend enforcement action to the Commission if the Collective Trust removed its Units from registration under the 1933 Act and thereafter ceased to register such Units under the 1933 Act.5  The Program Disclosure Document is delivered annually to all Employers and has been since 2014.  The Program Disclosure Document may be delivered electronically.  The Program Disclosure Document provides disclosure with respect to the Funds offered under the Program and provides a description of all material aspects of the Program to ensure that Employers receive all information that is material to a decision whether to participate, or continue to participate, in the Program.  ABA RF and the Collective Trust intend to

4 The Program Disclosure Document will provide information about the Collective Trust required to be disclosed to Participants by ERISA and will be in compliance with the applicable requirements of Items 1 through 8 of Form N-1A or any successor thereto.  See ABA Retirement Funds (avail. Nov. 25, 2013).  If ABA RF engages another entity to serve as the trustee of the Collective Trust, ABA RF will require such trustee to agree as set forth above.
5 See ABA Retirement Funds (avail. Nov. 25, 2013).
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continue to rely on such SEC staff assurances if certain assets invested in the Collective Trust are permitted to be rolled over into IRAs on a limited basis pursuant to the Order requested herein.  Each IRA owner will receive the current Program Disclosure Document at the same time and in the same manner (which may include electronic delivery) as Employers receive the Program Disclosure Document and at the time of a Rollover (defined below).

The Plans (other than Keogh plans) and the Collective Trust are subject to the requirements of ERISA, and the underlying assets are considered ERISA plan assets.  The obligations imposed by ERISA apply to those persons who have discretionary authority or control regarding the management or administration of ERISA plan assets or who provide certain investment advice to an ERISA plan.  Accordingly, each Employer of a Plan subject to ERISA, each trustee of an individually designed Plan (other than a Keogh plan), the Trustee, as trustee of the ABA Members Trusts and the Collective Trust, ABA RF and each Investment Adviser are considered ERISA fiduciaries to the extent that they exercise any discretionary authority or control over Plan Account Assets or provide investment advice to Plans.  See Section III.B.

II.

The Request to Permit the Collective Trust to Hold IRA Assets Rolled
Over From the Plan Accounts of Withdrawing Participants

Participants in a Plan being terminated and Participants voluntarily withdrawing from a Plan Account on account of termination of employment often desire to roll over their assets in the Program to IRAs6 in order to avoid current taxation of their Plan

6 An IRA generally provides the same income tax deferral and distribution rules as a Section 401 tax-qualified retirement plan, but is much simpler to maintain and generally is not subject to the governmental reporting and other administrative requirements imposed on Section 401 qualified plans.
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benefits.  As used in the Application, the term “Withdrawing Participants” includes only Participants who (a) (i) hold Plan Account Assets under Plans terminated by Employers or (ii) terminate employment with an Employer, (b) withdraw all Plan Account Assets from their Plan Account(s) established under the Plan of the Employer, and (c) have maintained the Plan Account for at least three years.  The distribution of assets from a Plan Account of a Withdrawing Participant to an IRA established in the name, and for the benefit, of the Withdrawing Participant is referred to herein as a “Rollover.”  The assets distributed from a Plan Account of a Withdrawing Participant to an IRA pursuant to a Rollover are referred to as “IRA Assets.”  Employers who are sole practitioners or small- or medium-sized law firms may upon retirement elect to terminate their Plans to seek to avoid the administrative requirements of maintaining a Section 401 qualified plan imposed by the Code and ERISA, to the extent applicable.  If a Participant in a Plan maintained by an Employer under the Program (such as a law firm) retires or otherwise terminates employment with the Employer, the Participant, whether or not required by the Plan to do so, often desires to withdraw his/her account from the Plan of the former Employer even though the Plan is being continued.  We understand that some Participants desire to sever ties with a former employer, including with respect to their retirement benefits.  These Participants nevertheless may want to continue with the Program but not as a member of their former employers’ plans.

Currently, Rollovers into an IRA cannot continue to be invested in the Collective Trust because the Section 3(c)(11) exception from the definition of investment company
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under the 1940 Act does not extend to collective trust funds that contain IRA Assets.  As a result, Withdrawing Participants choosing Rollovers into IRAs for whatever reason are required to invest their IRA Assets outside the Program.  This is the case even though the Withdrawing Participant may have been invested under the Program for many years.  Based upon requests that it has received, ABA RF believes that many Withdrawing Participants would prefer to continue to have their IRA Assets invested in the Funds offered by the Collective Trust even though their Plan Accounts have been terminated and distributed.  These requests seem to evidence the Withdrawing Participants’ comfort with the Program, their desire to retain the Funds as investment options for their retirement assets and their desire to take advantage of the oversight of the Program by ABA RF and the professional management by the Trustee of the Collective Trust.

The exception from the requirements of the 1940 Act contained in Section 3(c)(11) for bank collective trust funds and insurance company separate accounts applies only to such funds and separate accounts consisting solely of the assets of plans that meet the requirements for qualification under Section 401 of the Code and certain governmental plans.  IRAs are not qualified under Section 401 but instead are described in Section 408 of the Code and generally are not subject to the fiduciary responsibility provisions of ERISA.7  (IRAs are, however, subject to the same strict prohibited transaction rules that apply to Section 401 plans under the Code.  See Code §4975(e); 26 U.S.C. §4975(e).)  The SEC staff has consistently taken the position that the 1940 Act exception in Section 3(c)(11) is not available to bank collective funds that pool IRA

7 ERISA (which generally applies to plans sponsored or maintained by employers) requires, among other things, that the fiduciaries of a plan act prudently, for the exclusive benefit of the participants and beneficiaries of the plan, and in accordance with the plan instruments, to the extent such instruments are consistent with the requirements of ERISA.  ERISA §§4, 404; 29 U.S.C. §§1003, 1104.
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Assets or commingle IRA Assets with assets of Section 401 qualified plans.  See Santa Barbara Bank and Trust (avail. Nov. 1, 1991); United Missouri Bank of Kansas City, N.A. (avail. Dec. 31, 1981); Continental Illinois National Bank & Trust Co. of Chicago (avail. April 28, 1975).  The SEC staff has taken this position even when the IRA Assets to be commingled consist solely of assets “rolled over” from Section 401 qualified plans under the Code.  See  Sidley & Austin (avail. Dec. 30, 1987).  The SEC staff has stated that its position in this regard is not solely because IRAs are authorized under Section 408 instead of Section 401.  The SEC staff has stated that it does not believe that the justifications for the exemptions for pooled investment vehicles for Section 401 qualified employee benefit plans support exempting IRA pooled vehicles because IRA participants generally would be less able to fend for themselves than Section 401 plan participants (even the self-employed participants in Keogh plans).  The SEC staff believes that pooled funds for IRAs require the protection of the federal securities laws in part because interests in them would be offered to the general public.  See Continental Illinois National Bank & Trust Co. of Chicago, supra.  As discussed further below, we respectfully submit that the terms of the requested Order meet those concerns.

ABA RF believes that it is in the interest of the Program and its Participants to provide Withdrawing Participants with the opportunity, at their election, to maintain their IRA Assets within the Collective Trust.8  On the other hand, ABA RF has determined that registering the Collective Trust as an investment company under the 1940 Act would be unduly costly and disruptive to the entire Program and cannot be justified to provide Withdrawing Participants the right to maintain their IRA Assets in the Collective Trust.

8 Note that because of its not-for-profit status under Illinois law, ABA RF’s motivation for seeking the exemption is not to enhance its revenues, but to provide additional service to the Program Participants.
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ABA RF believes regulation under the 1940 Act would require a substantial revision of the structure of the Program to accommodate 1940 Act governance requirements and would impose substantial additional costs, such as the costs of having a board of directors, compliance costs and costs relating to 1940 Act reporting requirements.  All of these costs would be borne by the Collective Trust, and indirectly by the Participants and Withdrawing Participants.  This is not a desired result.

While ABA RF could establish clone investment companies registered under the 1940 Act outside of the Collective Trust for the IRA Assets, it believes that the amount of IRA Assets that would be contributed by Withdrawing Participants would not be significant enough to make this economically feasible.

III.

Conditions of the Requested Order

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1)
The only IRA Assets permitted to invest in the Collective Trust will be IRA Assets held in an IRA pursuant to a Rollover, and Withdrawing Participants will not be permitted to make additional contributions to the Collective Trust through their IRA.  After a Rollover, no new Units will be offered or sold to the IRA.

2)	The right to invest IRA Assets in the Funds pursuant to a Rollover will be limited to existing Plan Accounts of Withdrawing Participants.
3)
Because the Collective Trust holds assets of Plans subject to ERISA and Section 4975 of the Code, the Trustee and ABA RF, in managing and overseeing the management of the assets of the Collective Trust, and certain other service providers to the Collective Trust, will adhere to any applicable fiduciary duty and anti-self dealing provisions of ERISA and any applicable prohibited transaction provisions of Section 4975 of the Code even with respect to IRA Assets.

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4)	A Rollover of IRA Assets into the Collective Trust shall not be effected if immediately thereafter IRA Assets would comprise more than 10% of the Collective Trust’s total assets.
5)	ABA RF, as sponsor of the Program, will continue to be a not-for-profit corporation under applicable State law.
6)	All books and records maintained by ABA RF in connection with the Program will be subject to examination by the Commission and SEC staff.
7)
The Collective Trust will cause to be delivered, at the time of a Rollover and at least once each year at the same time as delivered to Employers, a current Program Disclosure Document to any Withdrawing Participants who hold IRA Assets for such period as such IRA Assets are invested in the Collective Trust.  The Program Disclosure Document will provide information about the Collective Trust and will be in compliance with the applicable requirements of Items 1 through 8 of Form N-1A or any successor thereto.  The Program Disclosure Document may be delivered to Withdrawing Participants electronically.

8)
Notwithstanding that the Collective Trust is not a registered investment company, the substantive provisions of Section 9 and Sections 36 through 53 of the 1940 Act and the rules and regulations under those Sections of the 1940 Act (including Rule 38a-1, in the manner described in this Application), shall apply to the operation of the Collective Trust.

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9)	ABA RF will require any entities that it engages to serve as the Trustee of the Collective Trust and Recordkeeper to the Program to assist Applicants in complying with the foregoing Conditions.

With respect to Condition 3, although the provisions of ERISA technically do not apply to Keogh plans (i.e., Plans that cover only self-employed persons, such as partners or sole proprietors), ABA RF has required the Trustee to manage the assets of the Collective Trust in accordance with ERISA because the assets of the Collective Trust are considered to be assets of the Plans subject to ERISA.  As a result, the Trustee must adhere to the fiduciary duty rules of ERISA when managing the assets of the Collective Trust and, therefore, the Keogh plans that are Plans under the Program incidentally benefit from the fiduciary protections of ERISA.  This also would be the case with any IRAs that invest in the Collective Trust.  Both Keogh plans and IRAs are subject to the prohibited transaction provisions of Section 4975 of the Code and, as a result, the Trustee may not engage in self-dealing transactions with respect to assets of the Collective Trust.  For example, the Trustee may not cause the Collective Trust to pay Trustee affiliates for services rendered to the Collective Trust.  IRAs would be in the same position as Keogh plans currently invested in the Collective Trust:  the IRAs would incidentally benefit from the ERISA obligations imposed on the Trustee with respect to Plans subject to ERISA and would be protected from self-dealing prohibited transactions under Section 4975 of the Code.
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For purposes of Condition 4, a Participant’s interest in a Fund is represented by the value of the Units credited to the Participant’s Plan Account for that Fund.  The Units themselves are not traded on the New York Stock Exchange or any other exchange.  Once a number of Units has been credited to a Participant’s Plan Account, this number will not vary because of any subsequent fluctuation in the Unit value.  The value of each Unit, however, will fluctuate with the investment experience of the particular Fund, which reflects the investment income, expenses, and realized and unrealized capital gains and losses of that Fund.  Unit values for the Funds are determined as of the close of the regular trading session of the New York Stock Exchange on each business day.  The Unit value for each Fund is the value of all assets of the Fund, less all liabilities of the Fund, divided by the number of outstanding Units of the Fund prior to adjustment for any contributions, transfers or withdrawals with respect to the Fund.  In the determination of Unit values for the Fund, the Trustee is required to reflect changes in holdings of portfolio securities as soon as possible and, in most circumstances, no later than the first business day following the trade date.  The value of Units comprising a Withdrawing Participant’s IRA Assets will be computed similarly to the value of Units comprising a Participant’s Plan Account Assets.

ABA RF will require the Trustee to work with the Recordkeeper to determine whether a Withdrawing Participant’s investment of IRA Assets in the Collective Trust upon a Rollover would cause the aggregate IRA Assets invested in the Collective Trust to exceed 10% of the total assets of the Collective Trust.  If it would, the Recordkeeper will be required to communicate the restriction to the Withdrawing Participant so the
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Withdrawing Participant can determine whether to proceed with the Rollover to other non-Program investments, or to maintain their Plan Account Assets with their Employer.

With the exception of a particular Fund that follows a stable asset strategy (the “Stable Asset Return Fund”), discussed below, the Trustee generally values each Fund’s portfolio of securities based on closing market prices or net asset values or readily available market quotations.  When closing market prices or market quotations are not readily available or are considered by the Trustee to be unreliable, the fair value of the particular securities or assets is determined in good faith by the Trustee.  For market prices and quotations, as well as some fair value methods of pricing, the Trustee may rely upon securities prices provided by pricing services, the Investment Adviser(s) or independent dealers.

Unlike the other Funds, the Stable Asset Return Fund does not value its assets at fair market value.  The values of high quality short-term investment products held by the Stable Asset Return Fund are determined according to “amortized cost pricing.”  Under amortized cost pricing, when an instrument is acquired by the Stable Asset Return Fund, it is valued at its cost, and thereafter that value is increased or decreased by amortizing any discount or premium on a constant basis over the instrument’s remaining maturity.  The Stable Asset Return Fund’s Unit value is increased each business day by the amount of net income accrued for that day at the stated crediting rate, and this accrued income is reinvested in the Fund.
IV.

Justification For the Granting of the Order

The Applicants believe that the granting of the requested Order is justified in order to provide Withdrawing Participants with the opportunity to maintain their
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investments in the Collective Trust through IRAs upon the limited circumstances set forth in this Application.  It is submitted that under the terms and conditions set forth in this Application, the granting of the Order exempting the Collective Trust from all provisions of the 1940 Act (except Sections 9, and 36 through 53 of the 1940 Act and the rules and regulations under those Sections of the 1940 Act (including Rule 38a-1, in the manner described herein)) is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants submit that the granting of the Order is justified by the following factors:

–
IRAs invested in the Collective Trust will receive the benefits afforded by the Program Disclosure Document as well as obligations imposed on ABA RF, the Trustee and other service providers (as applicable) by ERISA and Section 4975 of the Code and their fiduciary duties;

–
By limiting IRA Assets in the Collective Trust to certain Rollovers only, and to less than 10% of the Collective Trust’s assets, the Order would be consistent with the policies underlying Section 3(c)(11) of the 1940 Act.

Discussion of these factors is set forth below.
A.

Holders of Units Representing the IRA Assets Will Receive the Benefits
Afforded by the Program Disclosure Document

One of the concerns that the SEC staff has expressed with respect to granting federal securities law exemptions for investment vehicles holding IRA Assets is that IRAs are designed to be sold on a retail basis and the holders of IRAs will not necessarily
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be in a position to fend for themselves.  See Continental Illinois National Bank & Trust Co. of Chicago, supra.  The Units of the Collective Trust are not, and will not be, offered to the general public.  The IRA Assets that would be invested in the Collective Trust must be rolled over from a Plan Account that the Withdrawing Participant has maintained for at least three years.  The objective of the requested Order is to offer continuity in investment options for Withdrawing Participants, not to engage in a public offering of Collective Trust Units.  In all cases, a Withdrawing Participant will have received delivery of the then-current Program Disclosure Document for the Collective Trust. The Program Disclosure Document will provide information about the Collective Trust and will be in compliance with the applicable requirements of Items 1 through 8 of Form N-1A or any successor thereto.  Accordingly, it is submitted that IRAs invested in the Collective Trust will receive the same protections under the Program as Plans that are Keogh plans invested in the Collective Trust.
B.

The Structure of the Collective Trust and the Regulatory Scheme
under Which It Operates

The Program, as well as ABA RF and the Trustee, is subject to extensive regulations under ERISA and the Code, including stringent fiduciary duty and prohibited transaction provisions.

As sponsor of the Program, ABA RF is responsible for its design and the selection and retention of the service providers under the Program.  As part of its responsibilities, ABA RF reviews and approves the fees payable to the Trustee and Voya Financial in connection with the Program and negotiates the terms and conditions of the documents establishing the rights and obligations of the Trustee and Voya Financial.  For its services
Page 22 of 42 sequentially numbered pages (including exhibits)

as sponsor of the Program, ABA RF receives an asset-based program sponsor fee, which is approved by Employers when they adopt the Program.9

Pursuant to an agreement between ABA RF and the Trustee and the Amended and Restated Declaration of Trust of the Collective Trust dated September 4, 2015, the Trustee is the sole trustee of the Collective Trust, with exclusive management and control over the assets thereof, including the designation of Funds to be made available under the Program.  The Trustee is responsible for the management and custody of the assets of each of the Funds and for the investment of the Funds’ assets.  The Trustee is responsible for determining that the offering and maintenance of the Funds comply with all applicable employee benefit, securities, banking and insurance laws and regulations.

Overview of Compliance Program.

Even though the Collective Trust is not a registered investment company under the 1940 Act, it will adopt (upon approval of the Board, as described below) a compliance program that is consistent with the requirements of Rule 38a-1 thereunder to the extent applicable to its structure.  For example, it will adopt (upon approval by the Board, as described below) and implement written policies and procedures reasonably designed to prevent violation by the Collective Trust of the Federal Securities Laws (as defined in Rule 38a-1) that apply to an entity that is excepted from the definition of “investment company” under Section 3(c)(11) of the 1940 Act and subject to the requested Order.  The Collective Trust’s compliance program will include policies and procedures that provide for oversight of compliance by the Investment Advisers and the Collective Trust’s service providers that provide administrative and transfer agency

9 ABA RF’s fee is paid only on Collective Trust assets up to $4 billion.  ABA RF does not receive any fees on Collective Trust assets above $4 billion.
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services for the Collective Trust and its Units, including, for example, by requiring an Investment Adviser to furnish to the Collective Trust the policies and procedures it maintains pursuant to Rule 206(4)-7 under the Investment Advisers Act of 1940, as amended.10 To implement the compliance program, the Collective Trust may adopt its own policies and procedures or it may adopt certain policies and procedures maintained by its service providers.  The Collective Trust’s compliance program is expected to cover the following topics:

•	Compliance with the conditions of the requested Order;
•	Compliance with Section 3(c)(11);
•	Supervision/Oversight of the Trustee, the Investment Advisers, and the Collective Trust’s other service providers;
•	Valuation and liquidity;
•	Pricing of Collective Trust units;
•	Portfolio Holdings Disclosure;
•	Portfolio Management and Trading;
•	Business continuity;
•	Cybersecurity;
•	Frequent trading and late trading;
•	Insider Trading;

10 Rule 38a-1(a)(1) provides that a registered investment company must “Adopt and implement written policies and procedures reasonably designed to prevent violations of the Federal Securities Laws by the fund, including policies and procedures that provide for the oversight of compliance by each investment adviser, principal underwriter, administrator, and transfer agent of the fund.”   The Collective Trust does not have a “principal underwriter” within the definition of Section 2(a)(29) under the 1940 Act.  Consequently, the Collective Trust’s policies and procedures will not provide for oversight of, or adoption of the policies and procedures of, a “principal underwriter.”
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•	Anti-money laundering;
•	Net asset value error correction;
•	Trade errors;
•	Privacy;
•	Proxy voting;
•	Securities lending; and
•	Recordkeeping

Unlike a registered investment company, the Collective Trust does not have a board of directors.  However, prior to any IRA Assets being invested in the Collective Trust, the Board of ABA RF11 will approve the Collective Trust’s policies and procedures and, in the manner described below, those of each Investment Adviser and service provider that provides administrative and transfer agency services for the Collective Trust and its Units, which approval will be based on a finding by the Board that the policies and procedures are reasonably designed to prevent violation by the Collective Trust of the applicable Federal Securities Laws (as defined in Rule 38a-1), and by each Investment Adviser and service provider that provides administrative and transfer agency services for the Collective Trust and its Units.  With respect to the Board’s making such a finding with respect to service providers other than the Trustee, in lieu of reviewing the policies and procedures of such Investment Advisers and other service providers (or summaries thereof) directly, the Board may rely upon representations or certificates from

11 The Board is currently comprised of twelve individuals.  The Board may or may not have members who are “interested persons” of the Collective Trust within the meaning of Section 2(a)(19) of the 1940 Act.  The Collective Trust seeks exemption from the requirements of Rule 38a-1 pertaining to actions required to be taken under such rule by non-interested Board members.
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the CCO (defined below) that each such Investment Adviser or other service provider’s policies and procedures are reasonably designed to prevent violation of the applicable Federal Securities Laws by the Collective Trust and by such service provider.  In making such representations or certifications, the CCO may rely on reports from a compliance officer or officers of the Trustee.  For avoidance of doubt, the Collective Trust’s adoption of a compliance program consistent with Rule 38a-1 shall not be interpreted to subject the Collective Trust to other requirements of the 1940 Act and the rules promulgated thereunder that would generally be covered by a registered investment company’s Rule 38a-1 compliance program but from which the Collective Trust would be exempt, by virtue of the relief granted pursuant to the requested Order.12

The Board will designate a chief compliance officer (“CCO”) responsible for administering the Collective Trust’s policies and procedures whose compensation will be approved by the Board.  The CCO may be, but is not required to be, an ABA RF employee.  The Board will approve the CCO’s compensation.  The CCO may be removed from his or her responsibilities by action of (and only with the approval of) the Board.

The CCO will, no less frequently than annually, conduct a review of the adequacy of the policies and procedures of the Collective Trust and of each Investment Adviser and each service provider that provides administrative and transfer agency services for the Collective Trust and its Units and the effectiveness of their implementation.  The CCO will, in connection with each such annual review, provide a written report to the Board

12 By way of example, such requirements include, but are not limited to, 1940 Act diversification and concentration requirements, 1940 Act prohibitions on affiliated transactions, limitations on illiquid investments, limitations on investment in other investment companies, and requirements for entering into investment advisory contracts.
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that, at a minimum, addresses the matters provided in Rule 38a-1(a)(4)(iii)(A) and (B).13  In preparing such annual review, the CCO may rely on reports from the Trustee regarding the Trustee’s compliance with the policies and procedures adopted by the Collective Trust as well as reports from the Trustee regarding the compliance of each Investment Adviser and other service provider to the Collective Trust appointed by the Trustee.

Applicants acknowledge the prohibitions on undue influence regarding the CCO in Rule 38a-1(c)14 and agree that ABA RF shall maintain the records required to be maintained by Rule 38a-1(d)15 for the time periods required by such paragraph.

Overview of ERISA and Code Regulation.

Under ERISA, each Eligible Employer of a Plan subject to ERISA, each trustee of an individually designed Plan (other than a Keogh plan), the Trustee, ABA RF and each Investment Adviser are considered ERISA fiduciaries to the extent that they exercise any discretionary authority or control over the assets of a Plan subject to ERISA or provide

13 Rule 38a-1(a)(4)(iii) provides that the CCO “must, no less frequently than annually, provide a written report to the board that, at a minimum, addresses:  (A) The operation of the policies and procedures of the [Collective Trust] and each investment adviser, . . . , administrator, and transfer agent of the [Collective Trust], any material changes made to those policies and procedures since the date of the last report, and any material changes to the policies and procedures recommended as a result of the annual review conducted pursuant to paragraph (a)(3) of this section; and (B) Each Material Compliance Matter that occurred since the date of the last report.”
14 Rule 38a-1(c) provides that “No officer, director, or employee of the [Collective Trust], its investment adviser, . . . , or any person acting under such person's direction may directly or indirectly take any action to coerce, manipulate, mislead, or fraudulently influence the [Collective Trust’s] chief compliance officer in the performance of his or her duties under this section.”
15 Rule 38a-1(d) provides in relevant part that “The [Collective Trust] must maintain: (1) A copy of the policies and procedures adopted by the [Collective Trust] under paragraph (a)(1) that are in effect, or at any time within the past five years were in effect, in an easily accessible place; and (2) Copies of materials provided to the board of directors in connection with their approval under paragraph (a)(2) of this section, and written reports provided to the board of directors pursuant to paragraph (a)(4)(iii) of this section . . . for at least five years after the end of the fiscal year in which the documents were provided, the first two years in an easily accessible place; and (3) Any records documenting the [Collective Trust]’s annual review pursuant to paragraph (a)(3) of this section for at least five years after the end of the fiscal year in which the annual review was conducted, the first two years in an easily accessible place.”
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certain investment advice to a Plan subject to ERISA.  An ERISA fiduciary generally is required to discharge its duties and responsibilities “solely in the interest of participants and beneficiaries” of the Plan.  In addition, a fiduciary is specifically required to (i) act for the exclusive purpose of providing benefits to participants and defraying the reasonable expenses of administering the Plan, (ii) act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, (iii) diversify the investments of the Plan in order to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, and (iv) follow the terms and conditions of the Plan, to the extent that such terms are consistent with ERISA.  See ERISA § 404(a)(1); 29 U.S.C. § 1104(a)(1).

ERISA also provides that the management and control of a plan’s assets may be delegated only to certain “investment managers”16 that acknowledge in writing that they are fiduciaries of the plan.  Additionally, ERISA requires fiduciaries to satisfy a bonding requirement, prohibits fiduciaries from keeping the indicia of ownership of plan assets outside of the United States, and requires fiduciaries to take reasonable steps to remedy the breaches of other fiduciaries.  If a plan’s fiduciaries are found to have breached their duties, each breaching fiduciary may be jointly and severally personally liable to make the plan whole for losses suffered by the plan and to restore to the plan any profits made by the fiduciary.  Each fiduciary may also be liable for a civil penalty of up to 20% of any amount recovered by the plan from the fiduciary.

16 In order to serve as an investment manager, an entity must be (i) an investment adviser registered under the Advisers Act or the laws of the State in which it maintains its principal office, (ii) an insurance company, or (iii) a bank.
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For ERISA purposes and with respect to Plans subject to ERISA, ABA RF, the Trustee and the Investment Advisers are considered to be the fiduciaries of the Program and/or Participants in connection with services provided to the Program.

ERISA prohibits a fiduciary from allowing a Plan that is subject to ERISA from engaging in certain transactions involving “plan assets” with persons that are “parties in interest” with respect to the Plan.  Most retirement plans that are subject to ERISA, as well as arrangements such as IRAs and Keogh plans not covered by ERISA, are subject to Section 4975 of the Code, which prohibits certain transactions between such plans and persons that are “disqualified persons” with respect to the plans (collectively, “Parties in Interest17”).  The anti-self-dealing rules imposed by Section 4975 of the Code are almost identical to the anti-self-dealing rules imposed by ERISA.  A violation of these “prohibited transaction” rules may generate excise tax or other liabilities under ERISA and Section 4975 of the Code for the Parties in Interest that engage in the transactions.  These excise taxes (typically 15% of the amount involved in the transaction) apply to each taxable year (or portion thereof) that a prohibited transaction exists.  Moreover, if the transaction is not corrected (i.e., unwound) within a specified period, the excise tax is increased to 100% of the amount involved in the transaction.  Note, however, that the excise taxes do not apply to fiduciaries that engage in the transactions if the fiduciaries were acting solely as such.  Instead, the fiduciaries may be liable to the Plan under ERISA for any breaches of the fiduciary duty or self-dealing rules mentioned below.

17 The term “Parties in Interest” include a sponsor of a plan, the owner of an IRA, service providers and fiduciaries to a plan or IRA and certain affiliates of those parties.  In the case of the Program, ABA RF, the Trustee and the other Program service providers would be Parties in Interest to Plans and IRAs.
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Among the transactions that are prohibited by Section 406 of ERISA and Section 4975 of the Code are the sale, exchange, or leasing of any property between a Plan and a Party in Interest; the lending of money or other extension of credit between a Plan and a Party in Interest; the furnishing of goods, services or facilities between a Plan and a Party in Interest; and a transfer to, or use by or for the benefit of a Party in Interest of the income or assets of a Plan.

In addition to these general prohibited transaction rules, there are special, more subjective prohibited transactions that apply to fiduciaries of ERISA Plans and IRAs, and that may arise in a transaction that involves self-dealing or a conflict of interest on the part of the fiduciary.  Thus, a fiduciary may not deal with Plan Account Assets or IRA Assets for its own account, or act in a transaction on behalf of a party with interests adverse to the Plan or IRA.  Similarly, a fiduciary may not use the authority or control that makes it a fiduciary to cause the Plan or IRA to engage in a transaction that will benefit the fiduciary or its affiliates.  Accordingly, in the case of the Program, none of ABA RF, the Trustee or the Investment Advisers may cause the Collective Trust to (a) pay their respective affiliates a fee for providing services to the Collective Trust, (b) purchase an asset from, or sell an asset to, any of those parties, or (c) engage in cross-trades with other clients of those parties.  In addition, none of those parties may receive compensation from third parties in connection with transactions involving the Collective Trust.  Because of this, ABA RF, the Trustee and the Investment Advisers must act in the best interest of the Plans and IRAs and not to further their own interests.

In the 1992 Report of the Division of Investment Management of the Commission entitled, “Protecting Investors:  A Half Century of Investment Company Regulation”
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(the “Special Study”), the Division conducted a study of pooled investment vehicles for employee benefit plan assets and considered whether Section 3(c)(11) of the 1940 Act should be amended to require bank collective funds and insurance separate accounts to register as investment companies.  In this connection, the Division made a detailed comparison of the principal areas of substantive regulation under the 1940 Act and ERISA.18  In particular, the Division focused upon fiduciary standards, prohibitions against self-dealing, fund management, valuation and redemption, advertising, diversification and liquidity.  Based upon this analysis, the Division concluded that in each such area bank collective funds holding plan assets are “subject to comparable (though not identical) regulation.”  Accordingly, the Division concluded at p. 153:

“While the protections provided by the [1940] Act probably are somewhat greater, ERISA adequately protects participants in both defined benefit and defined contribution plans, including participant-directed defined contribution plans.  Requiring these pooled investment vehicles to register under the 1940 Act would be costly and disruptive.  Accordingly, we do not recommend that these collective trust funds and separate accounts be required to register under the Investment Company Act.”

See Chapter 3 of the Special Study.

While the Division recommended that 1940 Act regulation not be imposed on collective trust funds in which employee benefit plans invested, it did recommend that the rules under the 1940 Act be amended to require that the beneficial holders of such funds

18 The Special Study also focused on the regulation by the Comptroller of the Currency, which is not relevant to this analysis.
Page 31 of 42 sequentially numbered pages (including exhibits)

receive semi-annual and annual reports.  It is submitted that in light of assurances from the SEC staff that it would not recommend enforcement action to the Commission if the Collective Trust, having agreed to cause the Program Disclosure Document to be delivered to the Employers at least once each year, ceased to register its Units under the 1933 Act,19 there is no need for this requirement to be imposed in connection with the Collective Trust.  As noted above, the Program Disclosure Document provides disclosure with respect to the Funds offered under the Program and provides a description of all material aspects of the Program to ensure that Participants receive all information that is material to a decision whether to participate, or continue to participate, in the Program.  Withdrawing Participants who hold IRA Assets will receive the Program Disclosure Document at the same time as the Employers and at the time of a Rollover, pursuant to a condition to the requested Order.

The Program Disclosure Document of the Collective Trust addresses the differences between the regulation of the Collective Trust and 1940 Act regulation of a mutual fund.  This disclosure provides, in relevant part, as follows:

“The Collective Trust and the Funds are not regulated investment companies or subject to SEC disclosure requirements.  The Collective Trust and the Funds are not registered as investment companies under the Investment Company Act of 1940 and, therefore, are not subject to compliance with the requirements of that Act.  Consequently, investors do not have the protections and rights afforded by the Investment Company Act of 1940.  For example, under that Act, a mutual fund is required to provide

19 See ABA Retirement Funds, supra, note 5.
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shareholders with voting rights with respect to a variety of matters, including the election of the mutual fund’s directors or trustees, the approval of the fund’s contracts with its investment advisers and the approval of changes to the mutual fund’s fundamental investment policies.  Under the Collective Trust, investors have no voting rights with respect to the selection of the trustee, the selection of the Funds’ Investment Advisers or changes to any investment policy of a Fund.  In addition, the Funds are not subject to the reporting requirements of the Investment Company Act of 1940 and the operations of the Funds are not subject to inspection by the SEC under the Investment Company Act of 1940.  Finally, Units in the Funds are not registered under the Securities Act of 1933, and the Collective Trust is not obligated to comply with the informational requirements of the Securities Exchange Act of 1934.  The Collective Trust is, however, subject to the requirements of ERISA.”
C.

Permitting Withdrawing Participants to Hold IRA Assets in the Collective Trust and the Funds Outside of the Program Will Not Lessen the Fiduciary Duties of ABA RF and the Trustee with Respect to Such Withdrawing Participants

It is submitted that Withdrawing Participants who hold IRA Assets in the Collective Trust will receive the same protections as Plans that are Keogh plans.  ERISA generally applies to employee benefit plans maintained or sponsored by an employer for its employees.  Thus, Keogh plans and IRAs usually are not subject to the ERISA fiduciary duty rules unless, in the case of IRAs, the IRAs are sponsored or maintained by
Page 33 of 42 sequentially numbered pages (including exhibits)

an employer for its employees.  However, as discussed above, both Keogh plans and IRAs are subject to prohibited transaction rules imposed by Section 4975 of the Code which are almost identical to the prohibited transaction rules imposed by ERISA.  Although there are numerous exemptions to the prohibited transaction rules applicable to IRAs, which also apply to ERISA plans, the Department of Labor may not grant any such exemption unless it finds that the exemption is in the interests of plan participants and beneficiaries, and is protective of the rights of such participants and beneficiaries.  Code § 4975(c)(2), 26 U.S.C. § 4975(c)(2); ERISA § 408(a), 29 U.S.C. § 1108(a).  Like assets of Plans that are Keogh plans, IRA Assets held in the Collective Trust will be subject to the same exemptions applied to Plan Account Assets held in the Collective Trust.

Because the Trustee, ABA RF and the Investment Advisers must comply with ERISA in managing the assets of the Collective Trust, overseeing the management thereof or providing investment advice, Plans that are Keogh plans (and not subject to ERISA) incidentally benefit from the ERISA standards that the Trustee, ABA RF and the Investment Advisers must follow.  The Trustee, ABA RF and the Investment Advisers manage the assets of or provide investment advice to the Collective Trust consistently with respect to all Plans invested in the Collective Trust and cannot, and do not, manage the assets of the Collective Trust differently with respect to assets attributable to Plans subject to ERISA and Plans that are Keogh plans and not subject to ERISA.  Instead, the Trustee, ABA RF and the Investment Advisers adhere to the fiduciary standards of ERISA with respect to all of the assets of the Collective Trust.  In addition, the Trustee, ABA RF and the Investment Advisers must avoid self-dealing transactions prohibited by
Page 34 of 42 sequentially numbered pages (including exhibits)

ERISA and Section 4975 of the Code.  The IRAs will be in the same position as Plans that are Keogh plans in the Program with respect to these protections.

Based upon the foregoing, it is submitted that permitting Withdrawing Participants to hold IRA Assets in the Collective Trust and the Funds outside of the Program will not lessen the fiduciary duties of ABA RF and the Trustee with respect to such Withdrawing Participants, even though their IRAs may not be statutorily subject to all of the fiduciary duty and prohibited transaction protections of ERISA.
D.

Withdrawing Participants Will Only Be Able to Maintain Their Investments in the Collective Trust under Limited Circumstances

Under the requested Order, Withdrawing Participants will have the opportunity to maintain their investments in the Collective Trust through IRAs only upon quite limited circumstances.  The Units will not be offered to the general public.  Plan Account Assets may be Rolled Over into IRA Assets only upon termination of the Plan Account of a Withdrawing Participant who had maintained such Plan Account for at least three years.  No new contributions may be made to the IRA after the Rollover.20  Furthermore, the IRA Assets may not exceed 10% of the total assets of the Collective Trust at the time of the Rollover.

V.

Conclusion

The Applicants believe that the issuance of the Order will benefit the Program and Withdrawing Participants by providing Withdrawing Participants with the flexibility to

20 If a Withdrawing Participant participated in more than one Plan, the Withdrawing Participant would be permitted to rollover the Plan Account Assets from all Plans into a single IRA.  The IRA Assets received from Plan Accounts pursuant to such Rollovers would not be considered to be contributions for this purpose.
Page 35 of 42 sequentially numbered pages (including exhibits)

maintain their assets in the Program.  The Conditions contained herein are designed to ensure that the Rollover is consistent with the general purposes of the 1940 Act and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  As a result, the Applicants believe that the issuance of the Order is warranted under Section 6(c) and Section 6(e) of the 1940 Act.

In light of the foregoing, the Applicants respectfully request that the Commission issue the Order, pursuant to Section 6(c) and Section 6(e) of the 1940 Act, exempting the Collective Trust from all provisions of the 1940 Act except Sections 9, and 36 through 53 of the 1940 Act, and the rules and regulations under those sections of the 1940 Act (including Rule 38a-1).
VI.

Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their addresses are as indicated on the first page of this Application.  The Applicants further state that all written or other communications concerning the Application should be directed to Brian M. Kaplowitz, Esq. or John A. MacKinnon at Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019, telephone number (212) 839-5300, or Beth J. Dickstein at Sidley Austin LLP, One South Dearborn, Chicago, Illinois 60603, telephone number (312) 853-7000.

The Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant.  The resolutions and statements
Page 36 of 42 sequentially numbered pages (including exhibits)

of authority required under Rule 0-2(c)(1) under the 1940 Act are attached hereto as Exhibits A and B. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits C and D.

Page 37 of 42 sequentially numbered pages (including exhibits)

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed in one or more counterparts on this 18th day of July, 2018.

ABA RETIREMENT FUNDS

By:	/s/ Raymond C. Marshall
Name: Raymond C. Marshall
Title: President

AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST

By:	Mercer Trust Company, solely in its capacity as Trustee of such Trust

By:	/s/ Jeremiah France
Name: Jeremiah France
Title: Trust Officer and Assistant Treasurer

Page Page 38 of 42 sequentially numbered pages (including exhibits) of sequentially numbered pages (including exhibits)

Exhibit A

AUTHORIZATION OF
 MERCER TRUST COMPANY, AS TRUSTEE OF THE AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST

Excerpt from the Amended and Restated
Declaration of Trust, effective September 4, 2015:

This Application is signed on behalf of the American Bar Association Members/MTC Collective Trust (the “Collective Trust”) by Mercer Trust Company, solely in its capacity as trustee of the Collective Trust, pursuant to its authority under the laws of the State of New Hampshire and pursuant to, among other provisions, Section 3.03 of the Amended and Restated Declaration of Trust of the Collective Trust, effective September 4, 2015, which provides in part as follows:

“Each Fund shall be under the exclusive management and control of the Trustee in conformity with the provisions of the Declaration of Trust.”

Resolution Adopted by the Board of Mercer Trust Company on July 17, 2018:

RESOLVED, that the filing by Sidley Austin LLP of an application by the American Bar Association Members/MTC Collective Trust (the "Trust") to obtain exemptive relief from the Securities and Exchange Commission to allow participation in the Trust by individual retirement accounts, be, and it is hereby, approved; and be it further

RESOLVED, that any officer of the Company is hereby authorized to execute the aforementioned application on behalf of the Trust.

Page 39 of 42 sequentially numbered pages (including exhibits)

Exhibit B

AUTHORIZATION OF
 ABA RETIREMENT FUNDS

Resolution Adopted by the Executive Committee of the Board of Directors
of ABA Retirement Funds on January 29, 2018:

RESOLVED, that the filing of an application to obtain exemptive relief from the SEC by Sidley Austin LLP to allow the inclusion of IRAs in the American Bar Association Members/MTC Collective Trust be, and it is hereby, approved.

Excerpt from the Executive Committee Charter of ABA Retirement Funds:

“The [Executive] Committee shall, with the assistance of the [employees of ABA Retirement Funds] and the advice of its legal counsel or other advisors as the [Executive] Committee may deem appropriate . . . act for [ABA Retirement Funds] regarding decisions which arise in between Board of Directors meetings that otherwise would require Board approval but that, in the reasonable judgment of the President, require action before the next regularly scheduled Board of Directors meeting.”

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Exhibit C

VERIFICATION OF MERCER TRUST COMPANY

The undersigned states that (i) he has duly executed the attached Application, dated July 18, 2018, for and on behalf of Mercer Trust Company, solely in its capacity as trustee of the American Bar Association Members/MTC Collective Trust; (ii) he is the Trust Officer and Assistant Treasurer of such company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MERCER TRUST COMPANY, AS TRUSTEE OF THE AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST

By:	/s/ Jeremiah France
Name: Jeremiah France
Title: Trust Officer and Assistant Treasurer

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Exhibit D

VERIFICATION OF ABA RETIREMENT FUNDS

The undersigned states that (i) he has duly executed the attached Application, dated July 18, 2018, for and on behalf of ABA Retirement Funds; (ii) he is the President of such company; and (iii) all action by the Board of Directors and the Executive Committee thereof and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ABA RETIREMENT FUNDS

By:	/s/ Raymond C. Marshall
Name: Raymond C. Marshall
Title: President

Page 42 of 42 sequentially numbered pages (including exhibits)